SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2007

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

PETRÓLEO BRASILEIRO S.A.	ULTRAPAR PARTICIPAÇÕES S.A.	BRASKEM S.A.
PUBLICLY TRADED COMPANY	PUBLICLY TRADED COMPANY	PUBLICLY TRADED COMPANY
CNPJ/MF N° 33.000.167/0001-01	CNPJ/MF N° 33.256.439/0001-39	CNPJ/MF N° 42.150.391/0001-70
NIRE 33.300.032.061	NIRE 35.300.109.724	NIRE 29.300.006.939

MATERIAL EVENT

Petróleo Brasileiro S.A. (“Petrobras”), Ultrapar Participações S.A. (“Ultrapar”) and Braskem S.A. (“Braskem”), in compliance with the order contained in the writ of prevention N° 087000.001707/2007 - 80 (“Writ of Prevention”) issued by the Administrative Council for Economic Defense – CADE (the Brazilian anti-trust authority), in the context of CADE’s review of the acquisition by Petrobras, Ultrapar and Braskem of the companies that form the Ipiranga Group (the transaction), as described in the Material Event notice published on March 19, 2007, hereby inform interested parties that:

The companies appreciate the concern that motivated CADE to issue the Writ of Prevention and have already started to prepare analyses and information to be submitted to CADE, demonstrating that the transaction would benefit competitiveness of the petrochemical sector and would consolidate the Brazilian fuel distribution market without causing any harm to consumer interests.

The Writ of Prevention did not affect the closing of the acquisition of the controlling interest of Ipiranga Group - as described in the Material Event released on March 19 this year - which was concluded today.

The companies will comply with the provisions contained in the Writ of Prevention, as set forth below:

“(i) Petróleo Brasileiro S.A. – Petrobras, or any of its subsidiaries or affiliates, is forbiden to take part in deliberating, negotiating, discussing or any meeting, under any excuse, on matters concerning commercial and strategic aspects of Copesul – Companhia Petroquímica do Sul, as well as to request, as a shareholder, documents, papers and information which cover, even indirectly, decisions taken in these matters;

(ii) Braskem S.A., or any of its subsidiaries or affiliates, is forbidden to take part in deliberating, negotiating, discussing or any meeting, under any excuse, on matters concerning commercial aspects and business development of the acquired Ipiranga Química S.A. and Ipiranga Petroquímica S.A. – except in what regards those assets covered under item i – as well as to request, as a shareholder, documents, papers and information which cover, even indirectly, decisions taken in these matters;

(iii) Petrochemical assets of the Ipiranga group – except for those assets covered in item (i) and those related to these assets – and the assets of Petrobras referred to in item (b), above, must remain a legally independent unit, including the continuance of the line of products, brand and distribution network;

(iv) Decisions related to the development of the businesses of Copesul – Companhia Petroquímica do Sul must preserve the economic value of the petrochemical assets covered in item ( ii);

(v) Petróleo Brasileiro S.A. – Petrobras, or any of its subsidiaries or affiliates, is forbidden to participate in deliberating, negotiating, discussing and any meeting, under any pretext, on commercially and strategically related matters related to the acquired fuel distribution business;

(vi) With regard to items (i), (ii), (v), the independent manager that will be constituted, must preserve the competitive relationships previously existing in their operation;

(vii) The petitioners must publish a Material Event announcement, under the terms of the applicable legislation, with the objective of informing the market of the conditions established by CADE in its writ of prevention, to preserve the competitive conditions in the sectors affected by the operation, as well as preserving the reversible nature of the transaction;

(viii) The writ of prevention here presented may be reviewed at any time, at the behest of CADE or at the request of the petitioners, if in the judgement of the General Assembly of CADE, they do not affect the requirements that motivated its issuance, or that the measures adopted show themselves to be insufficient to guarantee the preservation of the reversible nature of the transaction;

(ix) Infringement of any of these obligations herein established, declared by the Plenary Session of CADE, will be penalized with a daily fine, which will be registered against the company as an executed tax debt, of 100.000 (one hundred thousand) UFIRs, per item infringed, without any harm to the other applicable civil or criminal sanctions applicable, as well as the legal implementation of this decision, which constitutes an extrajudicial execution instrument for all legal purposes.”

The closing of the acquisition of the shares of the controlling shareholders of Ipiranga occurred today, under the terms agreed in the Sale and Purchase Agreement signed on March 18, 2007. The amounts of ordinary and preferred shares in each Ipiranga Group company set forth below were acquired from the Controlling Shareholders:

	RPI	DPPI	CBPI
Ordinary shares linked to the Shareholders Agreement	5,746,232	5,447,868	n.a.
% of Total Capital	19.41%	17.02%	n.a.
Ordinary shares not linked to the Shareholders Agreement	860,599	1,959,258	1,341,319
% of Total Capital	2.91%	6.12%	1.27%
Preferred shares	2,276,295	2,239,771	402
% of Total Capital	7.69%	7.00%	0.00%

Payment for the acquisition of the shares described above amounted to R$2.1 billion.

All other information contained in the Material Event notice released on March 19, 2007 remains in effect.

São Paulo, April 18, 2007.

Almir Guilherme Barbassa Chief Financial and Investor Relations Officer of Petróleo Brasileiro S.A.	André Covre Chief Financial and Investor Relations Officer of Ultrapar Participações S.A.	Carlos Fadigas Chief Financial and Investor Relations Officer of Braskem S.A.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 19, 2007

BRASKEM S.A.

By:	/s/ Carlos José Fadigas de Souza Filho

	Name:	Carlos José Fadigas de Souza Filho
	Title:	Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.